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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                             EXECUSTAY CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             EXECUSTAY CORPORATION
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  30150K 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                GARY R. ABRAHAMS
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             EXECUSTAY CORPORATION
                            7595 RICKENBACKER DRIVE
                          GAITHERSBURG, MARYLAND 20879
                                 (301) 948-4888
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                   COPIES TO:

                              JOHN T. KRAMER, ESQ.
                              DORSEY & WHITNEY LLP
                             PILLSBURY CENTER SOUTH
                             220 SOUTH SIXTH STREET
                           MINNEAPOLIS, MN 55402-1498
                                 (612) 340-8702

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ITEM 1. SECURITY AND SUBJECT COMPANY

  The name of the subject company is ExecuStay Corporation, a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879. The title of the class of equity securities to which this Schedule relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

  This Schedule relates to the tender offer by MI Subsidiary I, Inc., a Delaware corporation ("Purchaser"), a wholly owned, direct subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott"), to purchase all outstanding shares of Common Stock of the Company, at a price of $14.00 per Share (the "Offer Price"), net to the tendering stockholder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated January 12, 1999. The principal executive offices of Purchaser and Marriott are located at 10400 Fernwood Road, Bethesda, Maryland 20857.

  The Offer is being made pursuant to the terms of the Merger Agreement, dated as of January 6, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Marriott. A copy of the Merger Agreement is filed as Exhibit
(c)(1) to this Schedule and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, for the making of the Offer, and further provides that, following the purchase of Shares pursuant to the Offer and promptly after the satisfaction or waiver of certain other conditions, the Company will be merged with and into Purchaser (the "Merger"). Purchaser will continue as the surviving corporation after the Merger (the "Surviving Corporation"). Prior to the consummation of the Merger, the Company will provide for the issuance to certain stockholders (the "Non-Tendering Stockholders") who have entered into Stockholder Agreements with Purchaser and Marriott (collectively, the "Stockholder Agreements") of shares of newly designated non-voting preferred stock of the Company (the "Preferred Shares") as described herein in exchange for the Shares that such Non-Tendering Stockholders have agreed not to tender. Pursuant to the Stockholder Agreements, the Non-Tendering Stockholders have agreed not to tender in the Offer the Shares subject to the Stockholder Agreement and to vote such Shares in favor of the Merger, if necessary. At the effective time of the Merger (the "Effective Time"), (i)(a) each outstanding Preferred Share held by the three senior executive officers (the "Senior Executives") of the Company will be converted into the right to receive shares of common stock, $0.01 par value per share, of Marriott ("Marriott Shares") at the equivalent of $13.00 per Preferred Share and (b) each outstanding Preferred Share held by two employees of the Company and by certain other stockholders of the Company will be converted into the right to receive Marriott Shares at the equivalent of $14.00 per Preferred Share, and (ii) each outstanding Share (except for Shares owned by Marriott, Purchaser or any subsidiary of Marriott, Purchaser or the Company) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest. The Merger Agreement is summarized in
Item 3 of this Schedule.

ITEM 3. IDENTITY AND BACKGROUND

  (a) Identity

  The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b) Contracts

  Except as otherwise described in this Schedule 14D-9 or in the exhibits or schedules hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Purchaser, Marriott or their executive officers, directors or affiliates.

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  Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the Information Statement attached as
Schedule I under the headings "Compensation of Directors and Executive Officers," "Stock Option Grants in Last Fiscal Year," "Fiscal Year-End Option Table," "Certain Transactions" and "Compensation Committee Report on Executive Compensation."

THE MERGER AGREEMENT

  The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of the Offer to Purchase.

  The Offer. The Merger Agreement provides for the making of the Offer by Purchaser. Marriott has agreed to guarantee the performance by Purchaser of its obligations under the Merger Agreement. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions discussed below. Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer, to the extent permitted by applicable law, and to make any change in the terms or conditions of the Offer; provided, however, that, without the written consent of the Company, Purchaser may not decrease the Offer Price, change the form of consideration payable, impose conditions to the Offer in addition to those set forth in Article 7 of the Merger Agreement or broaden the scope of such conditions.

  Conditions to Consummation of the Offer. Consummation of the Offer is conditioned upon the tendering of at least 2,000,000 Shares before the expiration of the Offer (the "Minimum Condition"). In addition, the Merger Agreement permits Purchaser to terminate the Offer, and have no further obligations to the Company (other than to comply with applicable law) with respect to the Offer, if the consummation of the purchase by Purchaser of Shares after the close of, and pursuant to the Offer (the time of such purchase is referred to herein as the "Tender Offer Purchase Time") has not occurred by March 1, 1999. Furthermore, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), including Rule 14e-l(c) under the Exchange Act relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) pay for, and may delay the acceptance for payment of, or (subject to the restrictions referred to above) the payment for, any tendered Shares, and may amend the Offer consistent with the terms of the Merger Agreement, including extending the deadline for tendering Shares, or terminate the Offer, if any of the following events shall occur and, in the reasonable judgment of Purchaser, in any such case, and regardless of the circumstances giving rise to any such condition, such event makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments:

  (A) from the date of the Merger Agreement until the Tender Offer Purchase Time, there shall have occurred any change, event, occurrence or circumstance which, individually or in the aggregate, has a material adverse effect on the Company (except for changes, events, occurrences or circumstances with respect to general economic or lodging industry conditions);

  (B) from the date of the Merger Agreement until the Tender Offer Purchase Time, any governmental entity or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (and if temporary or preliminary, not vacated within five business days of its entry) which is in effect at the Tender Offer Purchase Time and which (1) makes the acceptance for payment of, or the payment for, some or all of the Shares illegal or otherwise prohibits or restricts consummation of the Offer, the Merger or any of the other transactions contemplated thereby, (2) imposes material limitations on the ability of Purchaser to acquire or hold or to exercise any rights of ownership of the Shares, or effectively to manage or control the Company and its business, assets and properties or (3) has a material adverse effect on the Company; provided, however, that the parties shall use reasonable efforts (subject

                                       3
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to the proviso that in no event shall any party hereto take, or be required to take, any action that could reasonably be expected to have a material adverse effect on the Company or that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Marriott) to cause any such decree, judgment or other order to be vacated or lifted prior to March 1, 1999;

  (C) the representations and warranties of the Company set forth in the Merger Agreement shall not (i) have been true and correct in any material respect on the date of the Merger Agreement or (ii) be true and correct in any material respect as of the scheduled expiration date (as such date may be extended) of the Offer as though made on or as of such date or the Company shall have breached or failed in any respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case with respect to clause (ii), (1) for changes specifically permitted by the Merger Agreement and (2) (x) for those representations and warranties that address matters only as of a particular date which are true and correct as of such date or (y) where the failure of representations and warranties (without regard to materiality qualifications therein contained) to be true and correct, or the performance or compliance with such obligations, agreements or covenants, would not, individually or in the aggregate, have a material adverse effect on the Company;

  (D) from the date of the Merger Agreement until the Tender Offer Purchase Time, the Merger Agreement shall have been terminated in accordance with its terms;

  (E) from the date of the Merger Agreement until the Tender Offer Purchase Time, there shall have occurred (i) a breach by the Company of any of its obligations under Section 5.4 of the Merger Agreement (relating to other potential acquirers), (ii) an acceptance by the Company of an unsolicited bona fide proposal (or an unsolicited proposal, offer or indication that the Company in good faith believes may lead to such a proposal) to acquire (directly or indirectly, for consideration consisting of cash and/or securities) more than 50% of the Shares then outstanding or all or substantially all of the assets of the Company and otherwise on terms which the Board of Directors of the Company by a majority vote determines in its good faith judgment to be more favorable to the Company's stockholders than the Merger and the Offer (a "Superior Proposal"), or (iii) a termination or a breach by any Non-Tendering Stockholder of the applicable Stockholder Agreement;

  (F) within five days after its receipt of a comfort letter and the working papers associated therewith from the independent certified public accountants of the Company, Marriott or Purchaser has notified the Company that such letter or working papers revealed a material misstatement in the financial information set forth in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1998 as filed with the Commission on November 13, 1998;

  (G) from the date of the Merger Agreement until the Tender Offer Purchase Time, the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Marriott its approval or recommendation of the Offer, shall have recommended to the Company's stockholders another proposal or offer or shall have adopted any resolution to effect any of the foregoing;

  (H) from the date of the Merger Agreement until the Tender Offer Purchase Time, any of the consents, approvals, authorizations, orders or permits required to be obtained by the Company, Purchaser, or their respective subsidiaries in connection with the Merger from, or filings or registrations required to be made by any of the same prior to the Tender Offer Purchase Time with, any governmental entity in connection with the execution, delivery and performance of the Merger Agreement shall not have been obtained or made or shall have been obtained or made subject to conditions or requirements, except where the failure to have obtained or made any such consent, approval, authorization, order, permit, filing or registration or such conditions or requirements could not reasonably be expected to (1) have a material adverse effect on the Company or Marriott or (2) impose material limitations on the ability of Purchaser to acquire or hold or to exercise any rights of ownership of the Shares, or effectively to manage or control the Company and its business, assets and properties; or

                                       4
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  (I) from the date of the Merger Agreement until the Tender Offer Purchase
Time, there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (4) any limitation or proposed limitation (whether or not mandatory) by any United States governmental authority or agency, or any other event, that materially adversely affects generally the extension of credit by banks or other financial institutions, (5) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index or (6) in the case of any of the situations described in clauses (1) through (5) above, existing at the date of the commencement of the Offer, a material acceleration, escalation or worsening thereof.

  The foregoing conditions (the "Offer Conditions") are for the sole benefit of Purchaser and may be waived by Purchaser, in whole or in part at any time and from time to time in the sole discretion of Purchaser. The failure by Purchaser at any time to exercise any of the foregoing rights would not be deemed a waiver of any such right and each such right would be deemed an ongoing right which may be asserted at any time and from time to time.

  The Company's Board of Directors. The Merger Agreement provides that promptly after the close of the Offer and the purchase of Shares pursuant thereto, Purchaser will be entitled to designate a majority of the Board of Directors of the Company. The Company will, upon request from Purchaser, use its best efforts to either increase the size of the Board (subject to the provisions of Article Eleventh of the Company's charter) or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and to cause such designees to be so elected and to constitute at all times after the Tender Offer Purchase Time a majority of the Board. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that Gary R. Abrahams, Marc B. Kaplan and Robert W. Zaugg remain members of the Board until the Effective Time. The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as is necessary to enable Purchaser's designees to be elected to the Company's Board.

  Following the appointment of Purchaser's designees to the Company's Board and prior to the Effective Time, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Marriott or Purchaser or waiver of the Company's rights under the Merger Agreement will require the concurrence of a majority of the directors who were directors of the Company before the appointment of Purchaser's designees.

  Issuance of Class A and Class B Preferred Stock. Among the transactions contemplated by the Merger Agreement, the Company intends to provide for the Preferred Stock Issuance (as defined below), wherein (a) shares of class A preferred stock, par value $.01 per share, of the Company (the "Class A Preferred Stock") will be issued on a share-for-share basis in exchange for the Shares owned by the three Senior Executives; and (b) shares of class B preferred stock, par value $.01 per share, of the Company (the "Class B Preferred Stock") will be issued on a share-for-share basis in exchange for the Shares owned by two employees and certain other stockholders of the Company (the foregoing, collectively, the "Preferred Stock Issuance"). The Class A Preferred Stock and the Class B Preferred Stock will have no voting rights, but in all other respects will have the same rights to dividends, distributions and other economic benefits (other than a liquidation preference as to par value) as the Shares. Following the Preferred Stock Issuance, except as to the Shares so exchanged for the shares of Class A Preferred Stock and Class B Preferred Stock, all the Shares of the Company will remain issued and outstanding. Shares of the Class A Preferred Stock and the Class B Preferred Stock (i) are expected to be issued if all the conditions to completion of the Merger have been satisfied, (ii) are not expected to be certificated, (iii) are not expected to be registered under the Exchange Act or listed on any securities exchange or over-the-counter quotations system and (iv) are expected to be subject to significant restrictions on transfer.

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  The timing of the Preferred Stock Issuance will depend on whether, following consummation of the purchase by Purchaser of Shares at the Tender Offer Purchase Time, Purchaser owns a number of Shares that equals more than 90% of the outstanding Shares ignoring for this purpose the Shares owned by the Non-Tendering Stockholders (the foregoing quantity is referred to herein as the "Threshold Quantity").

  If Purchaser does obtain the Threshold Quantity, then shortly after the Tender Offer Purchase Time the Company is obligated to effect the Preferred Stock Issuance. In that case, Purchaser, after giving effect to the Preferred Stock Issuance, would own more than 90% of the outstanding voting stock of the Company, and would therefore be eligible to effect the Merger without a stockholders' meeting in accordance with the short-form merger provisions of Maryland law. Maryland law requires a 30-day notice to minority stockholders of a short-form merger. Accordingly, the Merger would take place approximately one month after the Tender Offer Purchase Time.

  On the other hand, if Purchaser does not obtain the Threshold Quantity, then as soon as possible following the Tender Offer Purchase Time the Company will mail to its stockholders an information statement, conforming to the requirements of Schedule 14C under the Exchange Act, regarding a special meeting of the Company's stockholders to be held to consider approval of the Merger. (Proxies are not expected to be solicited because, to the extent the Minimum Condition is fulfilled, Purchaser, together with the Non-Tendering Stockholders, will control sufficient voting power to approve the Merger.) Because of timing requirements under federal and Maryland law, the special meeting of stockholders will not take place until a number of weeks following the Tender Offer Purchase Time. If the Merger is approved at the special meeting, then promptly thereafter, the Company will effect the Preferred Stock Issuance, and shortly thereafter consummate the Merger.

  The Merger. As soon as practicable after the satisfaction or waiver of the conditions to the Merger, the Company will be merged with and into Purchaser, as a result of which the separate corporate existence of the Company will cease and Purchaser will continue as the "Surviving Corporation." The Effective Time will occur at (i) the date and time that Articles of Merger and a Certificate of Merger, in such forms as are required by, and executed in accordance with, the relevant provisions of Maryland Law and Delaware Law, respectively (the "Certificates of Merger"), are duly accepted for record (x) by the State Department of Assessments and Taxation of Maryland pursuant to the Maryland General Corporation Law (the "MGCL") and (y) by the Secretary of State of the State of Delaware for filing pursuant to the Delaware General Corporation Law ("DGCL"); or (ii) such later time as Purchaser and the Company may agree upon and set forth in the Certificates of Merger (but not to exceed 30 days after the Certificates of Merger are accepted). The Surviving Corporation shall continue its corporate existence under the laws of the State of Delaware. In the Merger, (A) each outstanding Share (other than (i) Shares held by Marriott, Purchaser or any other subsidiary of Marriott or held by any subsidiary of the Company, all of which Shares will be canceled and retired without any payment with respect thereto, and, if dissenters' rights are available to stockholders, Shares with respect to which a holder properly exercises such holder's dissenters' rights under the MGCL) will be converted into the right to receive the Offer Price, without interest thereon (the "Cash Merger Consideration"), (B) each outstanding share of Class A Preferred Stock will be converted into Marriott Shares at an exchange ratio of 0.4484 per share, based on $13.00 divided by $28.99375, which is the average of the closing trading prices of Marriott Shares during the ten full trading days prior to the date of the Merger Agreement, and (C) each outstanding share of Class B Preferred Stock will be converted into Marriott Shares at an exchange ratio of 0.4829 per share, based on $14.00 divided by $28.99375, which is the average of the closing trading prices of Marriott Shares during the ten full trading days prior to the date of the Merger Agreement. The Marriott Shares to be issued in the Merger will be restricted stock, the transfer of which will be subject to restrictions under federal and Delaware law, and to the provisions of the Stockholder Agreements. For more information on the Marriott Shares to be issued in connection with the Merger, and the restrictions on transfer thereof, see the description of "Stockholder Agreements" in this Section. The Certificate of Incorporation of Purchaser in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with applicable law. The Bylaws of Purchaser in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with applicable law. The directors of Purchaser at the Effective Time will be the initial directors of

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the Surviving Corporation until their successors are duly elected and qualified, and the officers of the Company at the Effective Time will be the initial officers of the Surviving Corporation until replaced in accordance with the Bylaws of the Surviving Corporation.

  Stockholders' Meeting. A special meeting of stockholders of the Company will be held to consider approval of the Merger if Purchaser does not obtain the Threshold Quantity (90% of outstanding Shares, other than Shares beneficially owned by the Non-Tendering Stockholders) at the Tender Offer Purchase Time. If the Threshold Quantity is not obtained, the Merger Agreement provides that the Company, acting through the Board, will call a special meeting of its stockholders to be held as promptly as practicable after the Tender Offer Purchase Time. As a result of certain timing requirements under federal and Maryland law, the special meeting of stockholders would not take place until a number of weeks following the Tender Offer Purchase Time. Under the Stockholder Agreements, the Non-Tendering Stockholders have agreed to vote all Shares owned by them in favor of the Merger. To the extent that the Minimum Condition is fulfilled, Purchaser, together with the Non-Tendering Stockholders, will control sufficient voting power to approve the Merger; accordingly, proxies are not expected to be solicited. If the Merger is approved at the special meeting, then promptly thereafter the Company will effect the Preferred Stock Issuance, and shortly thereafter will consummate the Merger.

  If Purchaser does obtain the Threshold Quantity, the Company will avail itself of the short-form merger provisions of Maryland law, and the Merger will be effected as soon as possible under the MGCL, which is expected to be approximately one month after the Tender Offer Purchase Time, without a special meeting of the Company's stockholders.

  Representations and Warranties. The Merger Agreement contains certain customary representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, capitalization, subsidiaries, corporate authorization relative to the Merger Agreement, governmental consents and approvals, Commission reports, financial statements, documents relating to the Offer and the Merger, and other matters. Marriott and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization relative to the Merger Agreement, governmental consents and approvals, documents relating to the Offer and the Merger, the availability of funds to finance the Offer and the Merger, Commission reports and other matters.

  Conduct of Business Pending the Merger. The Company has agreed that, prior to the consummation of the Merger, unless Marriott shall otherwise agree in writing, or as otherwise contemplated in the Merger Agreement, each of the Company and each of its subsidiaries will (i) conduct its business and operations only in the ordinary course of business consistent with past practice; (ii) use reasonable efforts to preserve intact the business organization, goodwill, rights, licenses, permits and franchises of the Company and its subsidiaries and maintain its existing relationships with customers, suppliers and other persons having business dealings with them;
(iii) use reasonable efforts to keep in full force and effect adequate insurance coverage and maintain and keep its properties and assets in good repair, working order and condition, normal wear and tear excepted; (iv) not amend or modify its respective charter or certificate of incorporation, bylaws, partnership agreement or other charter or organization documents; (v) except for the Preferred Stock Issuance, not authorize for issuance, issue, sell, grant, deliver, pledge or encumber or agree or commit to issue, sell, grant, deliver, pledge or encumber any shares of any class or series of capital stock of the Company or any of its subsidiaries or any other equity or voting security or equity or voting interest in the Company or any of its subsidiaries, any securities convertible into or exercisable or exchangeable for any such shares, securities or interests, or any options, warrants, calls, commitments, subscriptions or rights to purchase or acquire any such shares, securities or interests (other than issuances of Shares upon exercise of Share options granted prior to the date of the Merger Agreement to directors, officers, employees and consultants of the Company in accordance with the Company's 1997 Incentive and Stock Option Plan (the "Company Option Plan") as currently in effect); (vi) not (a) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock, (b) in solely the case of the Company, declare, set aside or pay any dividends on, or make other distributions in respect of, any of the Company's capital

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stock, or (c) except as required in connection with the Preferred Stock
Issuance, repurchase, redeem or otherwise acquire, or agree or commit to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity or debt securities or equity interests of the Company or any of its subsidiaries; (vii) not amend or otherwise modify the terms of any Share options or the Company Option Plan, the effect of which shall be to make such terms more favorable to the holders thereof or persons eligible for participation therein; (viii) other than regularly scheduled seniority increases in the ordinary course of business consistent with past practice, not increase the compensation payable or to become payable to any directors, officers or employees of the Company or any of its subsidiaries, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or officer of the Company or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate any material rights or benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or any of its subsidiaries; (ix) not acquire or agree to acquire (including, without limitation, by merger, consolidation, or acquisition of stock, equity securities or interests, or assets) any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets of any other person outside the ordinary course of business consistent with past practice or any interest in any real properties (whether or not in the ordinary course of business); (x) not incur, assume or guarantee any indebtedness for borrowed money (including draw-downs on letters or lines of credit) or issue or sell any notes, bonds, debentures, debt instruments, evidences of indebtedness or other debt securities of the Company or any of its subsidiaries or any options, warrants or rights to purchase or acquire any of the same, except for (a) renewals of existing bonds and letters of credit in the ordinary course of business not to exceed $100,000 in the aggregate, and (b) advances, loans or other indebtedness in the ordinary course of business consistent with past practice in an aggregate amount not to exceed $100,000; (xi) not sell, lease, license, encumber or otherwise dispose of, or agree to sell, lease, license, encumber or otherwise dispose of, any material properties or assets of the Company or any of its subsidiaries; (xii) not authorize or make any capital expenditures (including by lease) in excess of $100,000 in the aggregate for the Company and all of its subsidiaries; (xiii) not make any material change in any of its accounting or financial reporting (including tax accounting and reporting) methods, principles or practices, except as may be required by generally accepted accounting principles ("GAAP"); (xiv) not make any material tax election or settle or compromise any material United States or foreign tax liability; (xv) except in the ordinary course of business consistent with past practice, not amend, modify or terminate certain specified contracts or waive, release or assign any material rights or claims thereunder; (xvi) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries; (xvii) not take any action that would, or would be reasonably likely to, result in any of the representations and warranties set forth in the Merger Agreement not being true and correct in any material respect or (except with respect to certain conduct toward other potential acquirers, as permitted under the Merger Agreement) any of the conditions to the Offer set forth in Article 7 of the Merger Agreement or any of the conditions to the Merger set forth in Article 8 of the Merger Agreement not being satisfied; and (xviii) except as to clauses (i), (ii) and (iii) of this paragraph, not agree or commit in writing or otherwise to do any of the foregoing.

  Indemnification of Directors and Officers. The Merger Agreement provides that, from the Effective Time through the third anniversary thereof, the Surviving Corporation shall cause its Certificate of Incorporation and Bylaws to continue to provide indemnification provisions for the benefit of persons who have served as directors or officers of the Company prior to the Effective Time comparable to such provisions as are currently contained in the Company's charter and bylaws. In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and the Surviving Corporation is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its assets, then, in each case, proper provision shall be made for the continuing or surviving entity of such consolidation or merger to assume these indemnification obligations. In addition, the Surviving Corporation, or Marriott or one of Marriott's other subsidiaries, shall obtain and maintain in effect for not less than three years after the Effective Time insurance or self-insurance coverage substantially equivalent to the Company's current directors' and officers' liability insurance policies, with no lapse in coverage and on similar terms and conditions with respect to all matters, including the Offer and the Merger, occurring prior to, and including, the Effective Time.

  Conditions to the Merger. The obligation of each of the Company, Marriott and Purchaser to consummate the Merger is subject to the satisfaction or waiver of each of the following conditions: (i) the Merger Agreement, the Preferred Stock Issuance, the Merger and the other transactions contemplated by the Merger Agreement shall have been approved by all necessary corporate action of the Company, including, if necessary, adoption by the requisite vote of the stockholders of the Company; (ii) no court or tribunal, or administrative, governmental or regulatory body, agency or authority shall have enacted, issued, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which is in effect and which (x) makes the issuance of the Marriott Shares in exchange for the Class A Preferred Stock or the issuance of the Marriott Shares in exchange for the Class B Preferred Stock or the payment of the cash merger consideration illegal or otherwise prohibits or restricts consummation of the Merger or any of the other applicable transactions contemplated by the Merger Agreement, (y) imposes material limitations on the ability of Marriott to acquire or hold or to exercise any rights of ownership of the Surviving Corporation, or effectively to manage or control the Surviving Corporation and its business, assets and properties or (z) has a material adverse effect on the Company;
(iii) any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), shall have terminated or expired and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated by the Merger Agreement shall have been either filed or received; (iv) Purchaser shall have purchased Shares pursuant to the Offer; and (v) the Merger Agreement and each of the Stockholder Agreements shall remain in effect and no Non-Tendering Stockholder shall have defaulted under any of the provisions of the applicable Stockholder Agreement.

  Other Potential Acquirers. Pursuant to the Merger Agreement, the Company has agreed not to encourage, solicit, participate in or initiate discussions or negotiations with, or provide any non-public information to, any person in connection with any proposal for an acquisition of the Company by any party other than Marriott, Purchaser or their affiliates (a "Third Party Acquisition"). After the Tender Offer Purchase Time, the Company will not consider any potential Third Party Acquisition for any reason. On the other hand, prior to the Tender Offer Purchase Time, if the Company receives a "Superior Proposal" (an unsolicited bona fide proposal, or an unsolicited proposal, offer or indication that the Company in good faith believes may lead to such a proposal, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all of the assets of the Company and otherwise on terms which the Board by a majority vote determines in its good faith judgment to be more favorable to the Company's stockholders than the Merger and the Offer), then, following written notice to Marriott and Purchaser, the Company may provide the person making the Superior Proposal with the same non-public information that the Company supplied to Marriott. The Company has agreed to promptly notify Marriott, before furnishing such non-public information, in the event it receives any proposal or inquiry concerning a Third Party Acquisition, including the terms and conditions of the proposal for the Third Party Acquisition and the identity of the party submitting such proposal, and to advise Marriott from time to time of the status of any material developments concerning the same. The Company may only accept a proposal regarding a Third Party Acquisition if (i) the Board of Directors of the Company determines in its good faith judgment that it is required to do so in order to comply with its fiduciary duties, (ii) the Company has provided reasonable written notice to Marriott specifying the material terms and conditions of such proposed Third Party Acquisition and identifying the person making such proposal, (iii) Marriott has not, within three business days of receiving such notice, made an offer which a majority of the Company's Board of Directors determines in its good faith judgment is as favorable to the Company's stockholders as such proposal, (iv) either the Company has made a liquidated damages payment to Marriott of $4 million (the "Break-Up Fee") or Purchaser has exercised its Options (defined below) and (v) the Merger Agreement has been terminated by its terms.

  Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval and adoption thereof (if necessary), by the mutual written consent of Marriott, Purchaser and the Company. In addition, the Merger Agreement may be terminated by Marriott or Purchaser, if either Marriott or Purchaser (i) terminates the Offer due to an occurrence or circumstance resulting in a failure to satisfy the conditions to the Offer outlined above, or (ii) declines to complete the Merger due to an occurrence or circumstance resulting in a failure to satisfy the conditions to the Merger outlined above. Marriott or Purchaser may also terminate the Merger Agreement if the Company breaches any obligation under the Merger Agreement (and fails to cure the breach within ten full business days) and the breach causes a material adverse effect on the Company or the completion of the Merger, or causes a material delay in that completion. The Company has the right to terminate the Merger Agreement only before the Tender Offer Purchase Time, if: (i) without any breach on the Company's part, Marriott or Purchaser terminates the Offer without purchasing any Shares; (ii) the Company receives a Superior Proposal, Marriott fails within three business days to match that Superior Proposal, and either the Company pays Marriott the Break-Up Fee or Purchaser exercises its Options;
(iii) Marriott or Purchaser makes a material breach of its representations and warranties in the Merger Agreement, and that breach causes a material adverse effect on the purchase of Shares pursuant to the Offer, or causes a material delay in that purchase; or (iv) Marriott or Purchaser breaches a covenant or other agreement in the Merger Agreement (and fails to cure the breach by the earlier of (x) ten days from the breach or (y) two business days prior to the Expiration Date), and that breach causes a material adverse effect on completion of the Offer or causes a material delay in that completion. In the event that Marriott or Purchaser terminates the Offer due to a proposed Third Party Acquisition, and there is either (i) a breach by the Company of the obligations imposed by the Merger Agreement on the Company's conduct vis-a-vis the third-party bidder or (ii) acceptance by the Company of a Superior Proposal, then either the Company must pay the Break-Up Fee or Purchaser may exercise its Options. Other than the two circumstances listed above in which the Break-Up Fee may be payable (in the alternative to Purchaser's exercise of its Options), the Merger Agreement makes no provision for liquidated damage payments in the event of termination.

  Amendment and Waiver. The Merger Agreement can only be amended by a written agreement executed by the parties.

  Expenses. Except as described in the following sentence, each party will bear its own expenses in connection with the Offer and the Merger. Upon termination of the Merger Agreement under certain circumstances, the Company has agreed to pay Marriott the Break-Up Fee to reimburse Marriott for its costs and expenses in connection with the Offer and the Merger.

  Interests of Certain Persons in the Merger. Except as described below, each outstanding stock option (a "Share option") granted under the Company Option Plan will vest in full and Purchaser shall pay to the holder of each Share option an amount equal to the excess, if any, of the Offer Price over the exercise price per Share of such Share option (less the amount of any federal, state or local taxes required to be withheld) multiplied by the number of Shares subject to such Share option. If and to the extent required by the terms of the Company Option Plan or the terms of any Share option granted thereunder, the Company shall cooperate with Purchaser to obtain the consent and waiver of each holder of the Share options, including by causing the Compensation Committee of the Board to interpret the Company Option Plan, to the extent possible, so as to effectuate the vesting and payment of the Share options.

  The three Senior Executives of the Company have agreed to enter into employment agreements following the Merger for a term of three years. These officers will have annual base salaries of $175,000, bonuses of from 25 to 40 percent of base salary depending on performance, and stock option and deferred stock grants in accordance with Marriott's usual policies for executives of their level. In addition, each of these officers will receive a special grant of an option to acquire 50,000 shares of Marriott stock which will vest over seven years only if specified performance goals are attained but in any event will vest on the eighth anniversary of the date of grant. Also, the three Senior Executives will be entitled to receive supplemental cash bonuses during the first three years of up to $150,000 per year if the performance goals are exceeded by specified amounts. For a more detailed description of the arrangements with the Senior Executives, see the description of Employment Agreements below.

  Rights of Stockholders in the Merger. It is the intention of the Company, Marriott and Purchaser that no dissenters' rights will be available to stockholders following the Merger. Under Maryland law, if the record date for a special meeting of stockholders held to consider approval of the Merger or for the notice required to be sent to minority stockholders if the Company effects a short-form merger (the foregoing, collectively, the "Record Date"), falls on a date when the Shares are listed on the Nasdaq Stock Market, then no dissenters' rights will be available following the Merger. The Company has agreed that, if possible, it will set the Record Date so as to preclude the availability of dissenters' rights.

  If, contrary to the parties' intentions, dissenters' rights are available in connection with the Merger pursuant to Title 3, Subtitle 2 of the MGCL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Title 3, Subtitle 2 of the MGCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Cash Merger Consideration, but instead shall be converted into the right to receive such consideration as may be determined to be due to such stockholders pursuant to Title 3, Subtitle 2 of the MGCL, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the MGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be deemed to have been converted into and to have become exchangeable for the right to receive, as of the Effective Time, the Cash Merger Consideration without any interest thereon.

STOCKHOLDER AGREEMENTS

  The following summary of the material terms of the Stockholder Agreements is qualified in its entirety by reference to the copies of the Stockholder Agreements filed as Exhibits to the Schedule 14D-9 and incorporated herein by reference. The Stockholder Agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 of the Offer to Purchase.

  Grant of Options. In connection with the execution of the Merger Agreement, the three Senior Executives and two other employees of the Company (the "Option Grantors"), who beneficially own Shares of the Company (the "Option Shares"), entered into Stockholder Agreements with Marriott and Purchaser pursuant to which each Option Grantor has granted to Purchaser an irrevocable option (each, an "Option") to purchase all Shares held of record by such Option Grantor. After the Tender Offer Purchase Time, Purchaser may exercise the Options, in whole or in part, at any time and from time to time, following the occurrence of any of the following (each, a "Purchase Event"): (i) beneficial ownership of more than 20% of the outstanding capital stock of the Company (or rights to acquire such capital stock of the Company) shall have been acquired by any person or "group" other than Purchaser, any affiliate of Purchaser or one or more of the Option Grantors; (ii) the Company shall have entered into a definitive agreement or approved or recommended any proposal which provides for the acquisition of 20% or more of the outstanding capital stock of the Company or substantially all of the assets of the Company by any person or group other than Purchaser, an affiliate of Purchaser or one or more of the Option Grantors; (iii)(A) the failure of the Company's stockholders to approve the Merger Agreement or the transactions contemplated by the Merger Agreement at a meeting called to consider such Merger Agreement, if such meeting shall have been preceded by (x) the public announcement by any person or group (other than Purchaser or an affiliate of Purchaser) of an offer or proposal to acquire, merge or consolidate with the Company, or (y) the Board publicly withdrawing or modifying, or publicly announcing its intent to withdraw or modify, its recommendation that the stockholders of the Company approve the transactions contemplated by the Merger Agreement, as prohibited by Section 5.4(b) of the Merger Agreement; or (B) the acceptance by the Board of, or the public recommendation by the Board that the stockholders of the Company accept, an offer or proposal from any person or group (other than Purchaser or an affiliate of Purchaser), to acquire 20% or more of the outstanding capital stock of the Company or for a merger or consolidation or any similar transaction involving the Company, as prohibited by Section 5.4(b) of the Merger Agreement; (iv) a proposal made by a third party to the Company, its affiliates or their respective officers, directors, employees, representatives or agents, as described in Section 5.4 of the Merger Agreement, resulting in a breach by the Company of the covenant and obligation contained in that Section 5.4 and such breach (x) would entitle Purchaser or Marriott to terminate the Merger Agreement pursuant to Section 9.1(b) thereof and (y) shall not have been cured prior to the date that Purchaser duly gives notice to the Option Grantor of its desire to exercise an Option pursuant to the Stockholder Agreement; or (v) any breach by an Option Grantor of the Stockholder Agreement. Options not exercised shall expire and be of no further force and effect upon the earliest to occur of:
(i) the Effective Time, (ii) five months after the first occurrence of a Purchase Event or (iii) termination of the Merger Agreement in accordance with its terms.

  Voting of Shares. Each of the Non-Tendering Stockholders has agreed that during the period beginning at the Tender Offer Purchase Time and continuing until the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of the Shares, however called, or in connection with any written consent of the holders of the Shares, such Non-Tendering Stockholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such Non-Tendering Stockholder, whether owned on the date hereof or hereafter acquired,
(i) in favor of approval of the Merger Agreement, the transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof and the Stockholder Agreements (including the election of designees of Marriott as directors of the Company); (ii) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the Merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or the Stockholder Agreements; and (iii) except as specifically requested in writing in advance by Marriott or Purchaser, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Stockholder Agreements): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries or affiliates; (B) a sale, lease, transfer or disposition by the Company or any of its subsidiaries of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates; (C)(1) any change in the management of the Company or in a majority of the persons who constitute the board of directors of the Company, (2) any change in the present capitalization of the Company or any amendment of the Company's charter or bylaws; (3) any other material change in the Company's or any of its subsidiaries' corporate structure or business, or
(4) any other action that, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Offer, the Preferred Stock Issuance, the Merger or the other transactions contemplated by the Stockholder Agreements and the Merger Agreement. No Non-Tendering Stockholder is permitted to enter into any agreement or understanding with any person the effect of which would be inconsistent or violative of the provisions and agreements contained in the Stockholder Agreements.

  Irrevocable Proxy. Effective from the Tender Offer Purchase Time, each of the five Option Grantors, who own an aggregate of 45.7% of the Company's Shares, has agreed to grant to and appoint Purchaser and each of certain officers of Purchaser, in their respective capacities as officers of Purchaser, and their respective successors and designees, such Option Grantor's true and lawful irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote the Shares, or to grant a consent or approval in respect of such Shares.

  Restriction on Transfer, Proxies and Non-Interference. Each Non-Tendering Stockholder has agreed not, directly or indirectly, to: (i) tender his, her or its Shares in the Offer or any other tender offer for Company Shares; (ii) except as contemplated by the Stockholder Agreements or the Merger Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of such Non-Tendering Stockholder's Shares or any interest therein;
(iii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or
(iv) take any action that would make any representation or warranty made by such Non-Tendering Stockholder untrue or incorrect or have the effect of preventing or disabling such Non-Tendering Stockholder from performing such Non-Tendering Stockholder's obligations under the applicable Stockholder Agreement.

  Other Potential Acquirers. Each Non-Tendering Stockholder(i) is required to immediately cease any existing discussions or negotiations, if any, with any parties conducted before the date of the Stockholder

Agreements with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries and (ii) has agreed, from and after the date of the Stockholder Agreements until termination of the Merger Agreement, unless and until the Company is permitted to take such actions under the terms of the Merger Agreement, not, directly or indirectly, to initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) or take any other action to facilitate knowingly any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any such transaction or acquisition, or agree to or endorse any such transaction or acquisition, or authorize or permit any of such Non-Tendering Stockholder's agents to do so, and such Non-Tendering Stockholder shall promptly notify Marriott or Purchaser of any proposal and shall provide a copy of any such written proposal and a summary of any oral proposal to Marriott or Purchaser immediately after receipt thereof (and shall specify the material terms and conditions of such proposal and identify the person making such proposal) and thereafter keep Marriott or Purchaser advised of any development with respect thereto.

  Registration Rights in Marriott Shares; Transfer Restrictions on Marriott Shares Held by Senior Executives. The Stockholder Agreements and the Merger Agreement provide that the Preferred Shares received by the Non-Tendering Stockholders in the Exchange will be converted into Marriott Shares in the Merger. For a detailed description of the Exchange, see "The Merger Agreement--The Merger" above. The Stockholder Agreements further provide that Marriott will use its reasonable efforts, subject to the terms of the Stockholder Agreements, to register the Marriott Shares exchanged for the Preferred Shares with the Commission on a Form S-3.

  Pursuant to the Stockholder Agreement, the three Senior Executives have agreed that they will not, directly or indirectly, offer for sale, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance or other disposition of, or exercise any discretionary powers to distribute any or all of the Marriott Shares or any interest therein held of record or beneficially owned by each Senior Executive (the "Effective Time Shares"); provided, however, that these transfer restrictions do not apply: (a) as of the Effective Time, to one-third of the Effective Time Shares; (b) as of the first anniversary of the Effective Time, to an additional one-third of the Effective Time Shares; and (c) as of the second anniversary of the Effective Time, to the remaining one-third of the Effective Time Shares. Furthermore, the certificates representing the Effective Time Shares will contain a legend stating that with respect to Effective Time Shares held by each Senior Executive, the transfer restrictions discussed in this paragraph and set forth in Section 7(a) of the Stockholder Agreement with the Senior Executives will expire and be of no further force or effect in the event of, and immediately upon, a termination by Purchaser of such Senior Executive's employment without cause.

  Representations and Warranties. The Stockholder Agreements contain certain customary representations and warranties of the parties thereto, including, without limitation, representations and warranties by the Non-Tendering Stockholders as to ownership of Shares, power and authority and investment intention.

  Termination. Generally, the Stockholder Agreements expire upon the earlier of (a) termination of the Merger Agreement in accordance with its terms or (b) the Effective Time.

  Restrictive Covenants of Certain Executive Officers. The Stockholder Agreement with the three Senior Executives contains restrictive covenants, pursuant to which each of the Senior Executives agreed that, for a period of seven years from the Effective Time (the "Restriction Period"), they will not carry on or participate in a business that competes (a "Competing Business") with a business conducted by the Company as of the date of the Stockholder Agreement (a "Company Business") within 100 miles of a location at which Marriott or its affiliates is conducting the Company's Business. The three Senior Executives also agreed not to, during the Restriction Period and without the written consent of Marriott, (a) solicit or offer employees of Marriott or its affiliates employment in any business, (b) solicit business for a Competing Business from any customer of a Company Business, and (c) provide or arrange for or assist in the provision of services by a Competing Business to any customer of a Company Business. The three Senior Executives further agreed not to disclose confidential information of the Company to Competing Businesses. The Stockholder Agreement with Benny Anderson contains restrictive covenants similar to those contained in the Stockholder Agreement with the Senior Executives, except that the Restriction Period for Benny Anderson begins on the date of termination of his employment with Purchaser and ends three years from such date.

EMPLOYMENT AGREEMENTS

  The Stockholder Agreements provide that each of the three Senior Executives and Benny Anderson will negotiate and enter into employment agreements (the "Employment Agreements") with Marriott and Purchaser, which will become effective as of the closing date of the Merger Agreement. The forms of the Employment Agreements are included as exhibits to the respective Stockholder Agreements with the three Senior Executives and Benny Anderson. The following is a summary of certain provisions of the forms of the Employment Agreements. This summary is qualified in its entirety by reference to the forms of the Employment Agreement, which are incorporated herein by reference and copies of which have been filed as Exhibit (c)(6) to this Schedule 14D-9.

  Pursuant to the Employment Agreements, each Senior Executive and Benny Anderson will be employed by Purchaser for a period of three years commencing on the date of the closing of the Merger, unless earlier terminated pursuant to the terms of the Employment Agreements. The Employment Agreements provide that each of the Senior Executives will receive annual base salaries of $175,000 and Benny Anderson will receive an annual base salary of $126,000 (in each case, the "Base Salary").

  The three Senior Executives and Benny Anderson will participate in the Marriott bonus program during each fiscal year (the "Annual Bonus") and will be awarded a bonus in cash in accordance with Marriott policies; provided that the minimum bonus will be 25 percent of the Base Salary and the maximum bonus will be 40 percent of the Base Salary earned during the period. In addition, the three Senior Executives and Benny Anderson will participate in the Marriott deferred bonus stock program, pursuant to which each executive will receive a deferred bonus stock award for each fiscal year having a value of 20 percent of such executive's Annual Bonus for that fiscal year if such executive is employed with Purchaser on the last day of that fiscal year. The three Senior Executives and Benny Anderson will also participate in the Marriott stock option program under the Marriott 1998 Comprehensive Stock and Cash Incentive Plan (the "Stock Plan"), pursuant to which each executive will be eligible to receive an annual award of options to purchase Marriott common stock as determined in accordance with Marriott policies.

  In addition, each Senior Executive will receive supplemental stock options under the Stock Plan to acquire 50,000 shares of Marriott common stock, which will vest fully on March 1, 2007, if the Senior Executive is still employed by Purchaser at such time, or earlier at one-third increments if certain Purchaser performance criteria are met. The performance criteria are based on the cumulative annual growth of earnings before interest expense, income taxes, depreciation and amortization ("EBITDA") of Purchaser after the Merger. The exercise price of this option is the average of the high and low trading prices of Marriott Common Stock on the New York Stock Exchange, Inc. on the grant date. The Senior Executives will also receive a supplemental bonus (the "Supplemental Bonus") for the fiscal years of 1999, 2000 and 2001, of up to $150,000 per year if 105 to 110 percent of the EBITDA performance criteria for the vesting of the supplemental stock option is met.

  If an Employment Agreement is terminated by Purchaser without cause, Purchaser must pay the terminated executive the Base Salary and the Annual Bonus through the remainder of the term of the Employment Agreement. Senior Executives would also receive a pro rata portion of the Supplemental Bonus if the EBITDA performance criteria discussed above were met as of the preceding quarterly period. If an Employment Agreement is terminated voluntarily by any of the executives, then such executive shall be entitled only to accrued and unpaid Base Salary as of the termination date.

  Each Employment Agreement also contains restrictive covenants, pursuant to which each of the three Senior Executives and Benny Anderson agreed that, for a period of three years following the termination of employment, they will not carry on or participate in a business that competes (a "Business Competitor") with a business conducted by Purchaser during the three years following the employment termination (a "Purchaser Business") within 100 miles of a location at which Marriott or its affiliates is conducting the Purchaser Business. The three Senior Executives and Benny Anderson also agreed not to, during the three years following the employment termination and without the written consent of Marriott, (a) solicit or offer employees of Marriott or its affiliates employment in any business, (b) solicit business for a Business Competitor from any customer of a Purchaser Business, and (c) provide or arrange for or assist in the provision of services by a Business Competitor to any customer of a Purchaser Business. The Senior Executives and Benny Anderson further agreed not to disclose confidential information of Purchaser to any Business Competitor.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Recommendation of the Board of Directors. The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, advisable, and in the best interest of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their shares.

  As set forth in the Offer, Purchaser will purchase shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied. Under the MGCL, the approval of the Board and the affirmative vote of the holders of at least two-thirds of the outstanding votes entitled to be cast on the matter are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied and the Stockholder Agreements complied with, Purchaser and the Non-Tendering Stockholders will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. The Offer is scheduled to expire on Thursday, February 11, 1999, unless Purchaser, in accordance with the terms of the Merger Agreement, elects to extend the period of time for which the Offer is open.

  The Board's recommendation is based in part on the opinion delivered by A.G. Edwards & Sons, Inc. ("A.G. Edwards"), financial advisors to the Company, on January 5, 1999, that as of such date, the consideration to be received by the stockholders of the Company, other than the Non-Tendering Stockholders, in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company. The full text of the opinion, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by A.G. Edwards, is attached as Exhibit (a)(4) to this Schedule and is incorporated herein by reference.

  Background for the Recommendation. The decision of the Board of Directors of the Company to approve and recommend the Merger Agreement was the result of an extended evaluation process. Management of the Company has long believed that stockholder value could be maximized by developing a national presence in the interim housing industry in order to enhance profitability and make the Company a more attractive acquisition candidate. Following the Company's initial public offering in August 1997, the Company implemented an aggressive acquisition strategy, increasing revenues from $30,000,000 in 1996 to approximately $120,000,000 in 1998. As a result of this series of acquisitions, the most recent and largest of which was the Accommodations America acquisition in May 1998, the Company now operates in nearly all the major metropolitan markets in the United States that management had targeted. As a result, management determined that the Company was now in a position to maximize stockholder value through a sale of the Company.

  In making its determination to approve the Merger Agreement, the Company's Board of Directors also considered various factors that could adversely affect the market price of the Company's Common Stock, including (i) a limited public float and low average daily trading volumes of the Common Stock, (ii) a limited number of market makers and investment banking firms preparing research reports with respect to the Company,

(iii) a limited number of comparable public companies against which investors could evaluate the Company's performance, (iv) each of the Company's competitors that were public had a major decline in its stock price following a recent initial public offering and (v) management's belief that one or more national lodging companies are likely to enter the interim housing industry. Based on the foregoing factors, Company management believes that the trading price of the Shares is subject to volatility and that any recovery following a significant price decline might be lengthy and difficult.

  On January 6, 1999, the Company entered into the Merger Agreement, and the Non-Tendering Stockholders simultaneously entered into Stockholder Agreements. A full chronology of events leading to the execution of such agreements is set forth below.

  On June 30, 1998, a representative of a prospective purchaser ("Bidder A") contacted Gary Abrahams, the Company's Chief Executive Officer, by telephone to indicate a possible interest in acquiring the Company. Shortly thereafter, Mr. Abrahams contacted Arne Sorenson, then the Senior Vice President of Development of Marriott (now its Chief Financial Officer), and also contacted representatives of another prospective bidder ("Bidder B") for the purpose of determining whether Marriott or Bidder B had an interest in acquiring the Company. Mr. Abrahams scheduled a meeting with representatives of Bidder B in Chicago for July 8, 1998. However, Mr. Abrahams was delayed by bad weather on the date of the meeting, and the meeting was rescheduled and occurred on July 24, 1998. On July 28, 1998, Mr. Abrahams and another representative of the Company met with Mr. Sorenson at Marriott's headquarters in Bethesda, Maryland. Also on July 28, 1998, Mr. Abrahams met with a representative of A.G. Edwards to discuss the strategic direction of the Company and generally to review various strategic alternatives including possible business combiination or sale transactions. Management informed the members of the Board of these discussions with Marriott, Bidder A and Bidder B at the Company's July 29, 1998 board meeting. At that meeting, the Board determined that management should continue to investigate possible transactions between the bidders and the Company. Prior to the July 29 meeting, the price of the shares had declined from its all-time high of $14.25 in May 1998 to $10.25 on July 29.

  David Santee, one of the Company's independent directors, is a divisional president of Bidder B. In order to avoid possible conflicts of interest, upon the advice of counsel, management of the Company determined to exclude Mr. Santee from any discussions involving the sale of the Company so long as Bidder B remained a viable candidate.

  In response to the Board's directive, the Company asked A.G. Edwards to prepare an analysis of various potential business combination partners or purchasers of the Company. A.G. Edwards prepared such an analysis and presented it to Company management in early August. During August 1998 management continued discussions with the three prospective bidders and sent preliminary financial models to each of them. Although Mr. Abrahams also initiated discussions with another potential purchaser, that party expressed no interest in acquiring the Company.

  On July 30, 1998, a representative of Bidder A met with management at the Company's executive offices to discuss a possible transaction. Four representatives of Bidder A again visited the Company's executive offices on August 27, 1998. As a result of that meeting, Bidder A orally indicated that it might be interested in acquiring the Company and suggested a valuation in the range of $11 or $12 per share. Bidder A also indicated that it desired to proceed on an exclusive basis.

  Mr. Sorenson of Marriott visited the Company's executive offices on August 13, 1998. At that meeting, Mr. Sorenson informed the Company that Marriott had been considering an entry into the interim housing business for some time, believing that such an operation would complement Marriott's other lodging operations. As a result of that meeting, after the Company and Marriott had entered into a confidentiality agreement, Company management made a presentation at Marriott's executive offices on September 2, 1998. On September 22, 1998, Mr. Sorenson orally indicated that Marriott might be interested in acquiring the Shares and suggested a price of

$12 per share in cash or $11 per share in a transaction involving an exchange for Marriott Shares. Mr. Sorenson also indicated that, if the Company were interested in pursuing a transaction, Marriott desired to proceed on an exclusive basis. On September 28, 1998, Mr. Abrahams informed Mr. Sorenson by telephone that the Company was interested in continuing to negotiate with Marriott, but was unwilling at that time to do so on an exclusive basis. Mr. Abrahams further informed Mr. Sorenson that the Company intended to engage A.G. Edwards to assist in the process.

  Although Mr. Abrahams had telephone conversations with representatives of Bidder B in August and September 1998, Bidder B declined to perform any due diligence on the Company, but orally indicated on September 17, 1998 that it might be interested in acquiring the Company in a stock-for-stock exchange that would value the Shares at approximately $10 per share. On September 23, Mr. Abrahams informed Bidder B that the Company had received other informal offers in the range of $12 per share and invited Bidder B to improve its offer. On September 29, Bidder B telephoned Mr. Abrahams to indicate that it might be willing to acquire the Company in an exchange that would value the Company in the range of $10.25 to $10.50 per share.

  On September 29, 1998, the Company engaged A.G. Edwards to assist in the negotiation process and to prepare a fairness opinion for the Board. In October 1998 A.G. Edwards conducted a due diligence investigation of the Company and also assisted the Company in the preparation of a detailed financial model that was delivered to each of Marriott, Bidder A and Bidder B. During August, September and October, the price of the Shares continued to decline, reaching its low of $7.00 per share on October 16, 1998.

  In November 1998, Marriott commenced a preliminary financial and legal due diligence investigation of the Company. Although Bidder A did not conduct any legal due diligence during this time, it did perform a financial analysis of the Company.

  On November 25, 1998, A.G. Edwards sent a letter to Marriott, Bidder A and Bidder B requesting each of them to submit a written proposal by December 7. Marriott and Bidder A each submitted a written proposal (described below) by such date. Bidder B did not submit a proposal, and management asked A.G. Edwards to contact Bidder B to determine if Bidder B intended to make an offer. Several days after the December 7 deadline, Bidder B informed A.G. Edwards that it might consider an acquisition of the Company in a stock for stock exchange that valued the Company in the range of $10 to $11 per share. A.G. Edwards told Bidder B that its offer was not competitive and invited Bidder B to improve its proposal, but Bidder B indicated it was unwilling to do so.

  The proposals submitted by Marriott and Bidder A are summarized below.

  Marriott's initial proposal (i) offered to purchase publicly held Shares for $13.50 per share in cash and (2) offered to acquire Shares held by Gary Abrahams, Marc Kaplan, Robert Zaugg and Benny Anderson for the equivalent of $12 per share to be paid in shares of Marriott Shares. The exchange ratio for the four major stockholders was to be based on the average closing price for Marriott Shares for the ten trading days prior to the commencement of the tender offer for the publicly held Shares. The proposal indicated that Marriott was willing to structure the exchange with management in a manner that would qualify as a tax-free reorganization. The proposal included a three-year restriction on the ability of each of the four major stockholders to sell the Marriott stock to be issued to them in the proposed transaction. The proposal also was conditioned on certain unspecified key employees signing three-year employment agreements with Marriott that would include unspecified incentive compensation based on the future performance of the Company as well as reasonable agreements not to compete.

  The letter submitted by Bidder A included two alternative proposals, either of which could be selected by the Company. Under one alternative, each public stockholder would have had a choice of receiving either (i) $14.00 per share in cash for all Shares held by such stockholder or (ii) one share of a new series of preferred stock (the "Earnout Preferred") of the surviving company for each Share for up to 75% of the Shares held by such stockholder and a cash payment of $14.00 per share for the Shares not exchanged for the Earnout Preferred. Under the other alternative, each public stockholder would simply be offered $14.00 per share in cash. Under either alternative, the Company's senior management would be required to enter into employment agreements and to exchange 75% of their Shares for the Earnout Preferred. The Earnout Preferred shares issued to senior management would be nontransferable. As soon as practicable after December 31, 2000, the surviving company would be required to redeem all of the shares of the Earnout Preferred, and the holders of such stock would be required to sell such shares to the surviving company, at a price per share equal to 11.88 times the amount by which (x) the surviving company's earnings per share before interest, taxes, depreciation and amortization for the year 2000 exceeded (y) $1.43. The exchange, as proposed by Bidder A, would not qualify as a tax-free reorganization. It was also unclear whether there would be any public market, or practical liquidity, prior to the year 2001 for the Earnout Preferred shares issued to public stockholders of the Company if they elected to receive such shares. Bidder A's offer was contingent on Bidder A arranging financing for the cash payments. There was no such condition in the Marriott offer. Both offers were conditioned on completion of due diligence and execution of definitive agreements with usual and customary provisions and conditions.

  After receipt on December 7, 1998 of these written proposals from Marriott and Bidder A, management asked A.G. Edwards to contact the bidders to clarify certain terms contained in their respective proposals and to probe for areas that each bidder might be willing to improve. During these discussions, A.G. Edwards told Marriott, among other things, that Marriott needed to improve the Company's valuation levels. Marriott said it would consider improving its offer and would respond promptly. On December 10, 1998, Marriott submitted a revised written proposal that increased the price per share and otherwise contained the terms that, in all material respects, became the terms of the Merger Agreement.

  Subsequent to the receipt of the December 7 proposal from Bidder A, representatives of A.G. Edwards informed Bidder A that management was unwilling to accept a proposal that required them to receive 75% of their sales price in Earnout Preferred stock. Bidder A declined to modify its proposal, and instead asked that the Company make a counter proposal.

  On Thursday, December 10, 1998, a representative of A.G. Edwards made a presentation regarding the bids to the Company's Board of Directors.

  On Friday, December 11, 1998, Marriott sent a letter to A.G. Edwards outlining the proposed terms of employment agreements to be entered into with Messrs. Abrahams, Kaplan and Zaugg. For a description of the terms of these employment agreements, see "Employment Agreements" in Item 3(b) above.

  On the afternoon of December 11, 1998, the Company's Board of Directors held a telephonic meeting to consider the proposals. Representatives of A.G. Edwards and Dorsey & Whitney LLP, counsel to the Company, also participated in the meeting. Marc Kaplan, a director, was unavailable. Another director, David Santee, initially was not included in the meeting because of potential conflicts stemming from his status as an employee of Bidder B. While the meeting was in progress, a representative of A.G. Edwards contacted Bidder B to solicit an enhanced offer or to confirm that Bidder B was still unwilling to improve its offer. Bidder B declined to improve its offer and indicated that it was no longer interested in pursuing an acquisition of the Company. The Board then determined that Mr. Santee's employment relationship with Bidder B would no longer pose a conflict, and Mr. Santee was immediately invited to join the board meeting by telephone. Upon joining the meeting, Mr. Santee was briefed on the status of the proposals and he participated in the deliberations during the remainder of the telephonic meeting.

  At the meeting, representatives of A.G. Edwards indicated, based on discussions with Marriott and the significant due diligence that Marriott had already performed, that Marriott was willing to proceed quickly to complete due diligence and negotiate definitive agreements. After lengthy discussion and consideration of the proposals from Marriott and Bidder A, the Board decided to seek improved offers from each of them. The Board instructed A.G. Edwards to propose to Marriott that it further increase its offer. The Board also instructed A.G.

Edwards to propose to Bidder A that it increase the amount of its offer and that it eliminate or substantially reduce the requirement that the major stockholders receive 75% of their consideration in Earnout Preferred.

  On Saturday, December 12, 1998, Bidder A made an overall value enhancement to its previous offer, but did not correct certain structural issues fundamental to its proposal.

  On Sunday, December 13, 1998, the Board of Directors held another telephonic meeting. All five directors participated as well as representatives from A.G. Edwards and a representative of Dorsey & Whitney LLP. At that meeting, A.G. Edwards reported that, as a result of its further discussions, Bidder A had orally increased its offer to $15.00 per share, which amount would be payable in cash to the public stockholders. However, under Bidder A's revised proposal, senior management would still be required to receive one-half to two-thirds of their consideration in Earnout Preferred. The three directors who are executive officers again expressed their unwillingness to take such a significant percentage of their consideration in Earnout Preferred, and indicated that they would only consider an offer from Bidder A if all or substantially all of the price was paid to them in cash. The Board instructed A.G. Edwards to inform Bidder A that its offer would only be considered if all or substantially all of the purchase price for management were payable in cash, and to solicit an offer from Bidder A on that basis.

  On Monday, December 14, 1998, the Board of Directors held another telephonic meeting. All five directors participated as well as representatives of A.G. Edwards and a representative of Dorsey & Whitney LLP. At that meeting, A.G. Edwards reported that Bidder A had declined to modify its latest offer. A.G. Edwards further reported that Marriott had declined to increase the purchase price that it had proposed in its latest offer. Mr. Abrahams confirmed that in a separate discussion with Mr. Sorenson of Marriott, Mr. Sorenson had declined to increase the offer price. Marriott had also indicated to A.G. Edwards that, if its proposal was acceptable, it wanted to proceed on an exclusive basis with the negotiation and preparation of definitive documents. After further discussion and deliberation, the Board unanimously agreed to accept the Marriott bid and authorized management to proceed to negotiate with Marriott on an exclusive basis and prepare definitive agreements. The last reported trade of the Shares on December 14 was $12.00, and the last reported trade for Marriott stock on that date was $28.50.

  On Friday, December 18, 1998, the Company and Marriott entered into an exclusivity agreement with the objective of entering into a definitive acquisition agreement.

  On Monday, December 21, 1998, counsel for the Company as well as a representative of A.G. Edwards met with representatives of Marriott and its legal counsel at the offices of Gibson, Dunn & Crutcher LLP in Washington, D.C. for the purpose of preparing definitive documents. At that meeting, the parties agreed that, for purposes of calculating the exchange ratio, the Marriott Shares would be valued using the average of the closing prices as reported on the New York Stock Exchange Composite Transactions reporting system for the ten full business days prior to the date on which the Merger Agreement would be signed. The last reported trade of the Shares on December 21, 1998 was $12.00, and the last reported trade for Marriott Shares on that date was $27.00.

  On Thursday, December 31, 1998, copies of definitive agreements in substantially final form were distributed to each member of the Company's Board of Directors. On Sunday, January 3, 1999, a representative of Dorsey & Whitney LLP and a representative from A.G. Edwards had a telephone conference with David Santee and Stuart Siegel, the Company's two independent directors, to discuss the terms of the tender offer and merger as well as other matters related to the transaction. During that discussion, the A.G. Edwards representative stated that none of the bidders, other than Marriott, had been in contact with him since the Board's December 14 decision to proceed with a transaction with Marriott.

  The definitive Merger Agreement was approved by the Board at a special meeting held on January 5, 1999, and was signed by the Company and Marriott on the morning of January 6, 1999. The Company and Marriott immediately issued press releases announcing the Merger Agreement before the stock market opened on

January 6, 1999. The last reported trade of the Company's Common Stock on January 5, 1999 was $13.56, and the last reported trade for Marriott Shares on that date was $30.94.

  Reasons for the Recommendation. In determining to approve the Merger Agreement and recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant thereto, the Board of Directors of the Company considered the background described above and a number of factors, including, without limitation, the following:

    (i) The familiarity of the Board with the Company's business, operations, financial conditions and prospects and the competitive environment in the interim housing industry.

    (ii) The views expressed by management of the Company regarding the financial condition, results of operations, business and prospects of the Company if the Company were to remain independent, including the risks associated with management's belief that Marriott or one or more other national lodging companies are likely to enter the interim housing industry.

    (iii) The structuring of the transaction with Parent as a tender offer to be followed by a merger would (a) enable stockholders to receive their cash consideration sooner than they would pursuant to a one-step merger; and (b) reduce the likelihood of a disruption in the operations of the business.

    (iv) The historic trading price of the Shares and that the $14.00 per share to be paid in the Offer and as the consideration in the Merger represents a premium of 75% over the last reported trading price for the Shares on NASDAQ on the date 60 business days prior to the date on which A.G. Edwards completed its opinion.

    (v) The results of the intensive effort that the Company's management made since July 1998 to identify and select potential strategic partners that management believed would have a high level of interest in entering into a strategic combination with the Company.

    (vi) The presentation of A.G. Edwards to the Board on January 5, 1999 and the written opinion dated January 5, 1999 delivered to the Board to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $14.00 per share cash consideration to be received by the Company's stockholders in the Offer and the Merger was fair, from a financial point of view, to such stockholders. The full text of the A.G. Edwards opinion, which sets forth the assumptions made, the matters considered and limitations on the review undertaken by A.G. Edwards, is attached to this Schedule 14D-9 (and filed as Exhibit (a)(4) to this Schedule) and is incorporated herein by reference. The A.G. Edwards Opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received by the Company's stockholders in the Offer and the Merger and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. Holders of Shares are urged to read the A.G. Edwards Opinion in its entirety.

    (vii) The views expressed by management and the Board's conclusion that it was not likely that any other party would consider a transaction that was more favorable to the Company and its stockholders.

    (viii) The terms and conditions of the Merger Agreement, including (A) the provision permitting the Board under certain circumstances to furnish information to, and negotiate with, a third party making an unsolicited bona fide Superior Proposal, (B) the provision permitting the Board under certain circumstances to terminate the Merger Agreement in order to accept a Superior Proposal from a third party on prior written notice to Purchaser and upon paying Purchaser a fee of $4 million (including expenses), which amount would not, in the Board's view after consulting with A.G. Edwards, preclude the possibility of such a Superior Proposal although it might deter some potential Superior Proposals and/or reduce the price per share payable by a third party in a Superior Proposal, (C) the fact that Marriott, a financially substantive entity (rather than a "shell' company), is a counterparty to the Merger Agreement, and (D) the conditions to the Offer and the Merger.

    (ix) The transactions contemplated by the Merger Agreement provided for an all cash payment to stockholders, with no financing condition.

  The foregoing discussion of the information and factors discussed by the Board of Directors is not meant to be exhaustive but includes all material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the Offer and the Merger are in the best interest of the stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

  The Company retained A.G. Edwards to provide financial advice and assistance in connection with the possible sale of all or a portion of the Company. Pursuant to a letter agreement dated September 28, 1998 between the Company and A.G. Edwards, the Company has agreed to pay A.G. Edwards a fee for acting as financial advisor in connection with the transactions of (i) $600,000 plus
(ii) 5% of the amount by which the aggregate consideration paid for the Common Stock and the Preferred Shares of the Company in the form of cash or Marriott Common Stock (the "Equity Market Capitalization") exceeds the Company's Equity Market Capitalization at $12.00 per share. The Company agreed to reimburse A.G. Edwards for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services. The Company also agreed to indemnify A.G. Edwards and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subject arising out of or related to its engagement as financial advisor.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  (a) Transactions in Securities

  During the past 60 days, no transactions in Shares have been effected by the Company, or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries except for the Stockholder Agreements.

  (b) Intent to Tender

  To the best of the Company's knowledge, the Senior Executives of the Company, Benny Anderson and Kelly Regan have agreed not to tender their Shares pursuant to the Offer but instead have agreed to exchange their shares for Preferred Shares prior to the Merger, as described above. To the best of the Company's knowledge, all other officers and directors of the Company presently intend to tender, pursuant to the Offer, all Shares beneficially owned by them, except for those Shares, if any, held by such persons which, if tendered, could cause such persons to incur liability under provisions of
Section 16(b) of the Exchange Act and except for those Shares, if any, underlying stock options held by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to instructions of a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

  (a) Negotiations

  Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Transactions and Other Matters

  Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

(a)(1) Offer to Purchase, dated January 12, 1999*

(a)(2) Letter of Transmittal*

(a)(3) Press Release, dated January 6, 1999, issued by the Company

(a)(4) Opinion of A.G. Edwards & Sons, Inc., dated January 5, 1999*

(a)(5) Letter to Stockholders, dated January 12, 1996, from Gary R. Abrahams, Chairman of the Board and Chief Executive Officer of the Company*

(b)    None

(c)(1) Merger Agreement, dated as of January 6, 1999, among the Company, Purchaser and Marriott

(c)(2) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain executive officers of the Company

(c)(3) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and B. Andersen

(c)(4) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and K. Regan

(c)(5) Stockholder Agreement, dated January 6, 1999, among Purchaser, Marriott and certain stockholders of the Company

(c)(6) Form of Employment Agreements (included as part of exhibits (c)(2) and
    (c)(3))
--------
* Included in documents mailed to stockholders.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: January 12, 1999

                                          Execustay Corporation

                                           /s/ Gary R. Abrahams
                                          By __________________________________
                                            Name: Gary R. Abrahams
                                            Title: Chairman of the Board and
                                            Chief Executive Officer

                                                                     SCHEDULE I

                             EXECUSTAY CORPORATION
                            7595 RICKENBACKER DRIVE
                         GAITHERSBURG, MARYLAND 20879
                                (301) 948-4888

                               ----------------

                             INFORMATION STATEMENT
                       PURSUANT TO SECTION 14(F) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               ----------------

  This Information Statement is being mailed on or about January 12, 1999, as a part of the ExecuStay Corporation (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about January 6, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by MI Subsidiary I, Inc. ("Purchaser") to constitute a majority of the seats on the Board of Directors of the Company. Capitalized terms used but not otherwise defined herein shall have the meanings assigned in the Schedule 14D-9.

  You are urged to read this Information Statement carefully. However, you are not required to take any action pursuant to this Information Statement.

  On January 6, 1999, the Company, Marriott International, Inc. ("Marriott") and Purchaser entered into a Merger Agreement which, subject to the terms and conditions therein, provides that (i) Marriott will cause Purchaser to commence the Offer for all outstanding Shares at a price of $14.00, net to the seller in cash (other than Shares held by certain stockholders identified in the Merger Agreement who have agreed to receive shares of Marriott common stock in exchange for their Shares at the Effective Time of the Merger), and
(ii) the Company will be merged with and into Purchaser. As a result of the Offer and the Merger, the Company will cease to have separate existence and Purchaser will continue to conduct the business of the Company as a wholly owned subsidiary of Marriott.

  The Merger Agreement requires the Company, at the request of Purchaser, to take all action necessary to cause Purchaser's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, relating to a change in a majority of directors. See "Board of Directors and Executive Officers--Right to Designate Directors; Purchaser's Designees" below.

  Pursuant to the Merger Agreement, Purchaser plans to commence the Offer no later than January 12, 1999. The Offer is scheduled to expire at 12:00 midnight, New York time, on February 11, 1999, unless the Offer is extended.

  The information contained in this Information Statement concerning Purchaser and Marriott has been furnished to the Company by Marriott, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                    SHARES

  The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on all matters to be acted upon at a meeting of stockholders or by written consents or authorizations if no meeting is held. As of January 6, 1999, there were 8,235,806 Shares issued and outstanding and 356,650 Shares authorized for issuance pursuant to the exercise of outstanding options to purchase Shares.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

  Pursuant to the Merger Agreement and subject to compliance with Section 14(f) of the Exchange Act, the Company agreed that, promptly upon the purchase by Purchaser of Shares pursuant to and following the expiration of the Offer, and from time to time thereafter, Purchaser shall be entitled to designate directors of the Company constituting a majority of the Board of Directors (the "Board"), and the Company shall use its best efforts, upon request by Purchaser, to promptly, at the Company's election, either increase the size of the Board (subject to the provisions of the Company's charter) or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and to cause Purchaser's designees to constitute at all times after the Offer expires a majority of the Board. At such times, the Company will use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Board of (i) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board. Notwithstanding the foregoing, the Company shall use its best efforts to ensure that Gary R. Abrahams, Marc B. Kaplan and Robert W. Zaugg shall remain members of the Board until the Effective Time.

  It is expected that the Purchaser designees will assume office at or shortly following the closing of the Offer, which cannot be earlier than February 11, 1999, and that, upon assuming office, the Purchaser designees thereafter will constitute the majority of the Board of the Company.

  Each of the following individuals has consented to serve as a director of the Company if appointed or elected. The name, age, present principal occupation and five-year employment history of each individual who may be selected as a Purchaser designee are set forth below. The business address of each such individual is c/o Marriott International, Inc., 10400 Fernwood Road, Bethesda, MD 20857.

                                PRINCIPAL OCCUPATION/EMPLOYMENT; BUSINESS
     NAME AND AGE            EXPERIENCE DURING PAST FIVE YEARS; DIRECTORSHIPS
     ------------            ------------------------------------------------
 Kenneth Rehmann      36  Vice President, Lodging Finance and Business
                          Development from 1997 to date; Director, Lodging,
                          Finance and Business prior to 1997.

 Joseph Ryan           56 Executive Vice President and General Counsel with
                          Marriott International, Inc. from 1994 to date;
                          Partner with O'Melveny & Myers, 1976-1994.
 Michael D. Schecter   34 Corporate Counsel with Marriott International, Inc.
                          from June 1998 to date; Associate with Sullivan &
                          Cromwell, 1991-1998.
 G. Cope Stewart, III  57 Executive Vice President and Associate General
                          Counsel--Marriott International, Inc. from 1998 to
                          date; Vice President and Associate General Counsel of
                          Marriott's predecessor entity from February 1994
                          until 1998; Partner, Arent Fox Kintner Plotkin and
                          Kahn from September 1986 until January 1994.

  To the Company's knowledge, none of the Purchaser designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or
(iii) beneficially owns any securities (or rights to acquire any securities) of the Company.

  The Company has been advised by Purchaser that, to Purchaser's knowledge, none of the Purchaser designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding required to be disclosed under Item 401(f) of Regulation S-K promulgated by the Commission.

CURRENT DIRECTORS OF THE COMPANY

  The members of the Board are elected at each annual meeting of stockholders to hold office until the next annual meeting of stockholders and until their successors are elected and qualify. The following table and biographical information set forth as to each current director of the Company, his age, the period during which he has served as a director of the Company, the expiration date of his term as director, his principal occupation and his five-year employment history and business experience. See "Meetings and Committees of the Board of Directors" below, for information regarding the composition of committees of the Board of Directors. See "Security Ownership of Certain Beneficial Owners and Management" below, for the aggregate number of shares beneficially owned by each director as of December 31, 1998.

  Messrs. Santee and Siegel have agreed to resign their directorships upon expiration of the Offer.

      NAME OF DIRECTOR                          AGE DIRECTOR SINCE TERM EXPIRES
      ----------------                          --- -------------- ------------
      Gary R. Abrahams.........................  45   June 1997*       1999
      Marc B. Kaplan...........................  49   June 1997*       1999
      Robert W. Zaugg..........................  54   June 1997*       1999
      David S. Santee(1)(2)....................  39   June 1997        1999
      Stuart C. Siegel(1)(2)...................  56   June 1997        1999

--------
* The Company was organized on June 4, 1997. Messrs. Abrahams, Kaplan and Zaugg co-founded the Company's operating subsidiaries during the period of 1986 to 1988 and have been directors and held executive officer positions similar to those set forth below with each of the Company's subsidiaries since each subsidiary's inception.
(1) Compensation Committee Member
(2) Audit Committee Member

  GARY R. ABRAHAMS. Mr. Abrahams is the Company's Chief Executive Officer, a director and a co-founder of the Company. He has served as Chief Executive Officer of the Company since June 1997 and served as President from June 1997 until April 1998. Mr. Abrahams was an executive officer of Horizon Financial Corporation in Gaithersburg, Maryland from 1983 to 1987, and was employed by Standard Federal Savings & Loan in Gaithersburg, Maryland from 1979 to 1983 and by Ernst & Ernst from 1975 to 1978.

  MARC B. KAPLAN. Mr. Kaplan is the Company's Chief Financial Officer, Treasurer, a director and a co-founder of the Company. He has served as Chief Financial Officer and Treasurer since June 1997. Mr. Kaplan was president of Horizon Financial Corporation from 1983 to 1987, and was employed by Standard Federal Savings & Loan from 1976 to 1983 and by Arthur Young & Company from 1972 to 1976.

  ROBERT W. ZAUGG. Mr. Zaugg is the Company's Chief Operating Officer, Secretary, a director and a co-founder of the Company. He has served as Chief Operating Officer and Secretary since June 1997. Mr. Zaugg was an executive officer of Horizon Financial Corporation from 1983 to 1987, and was employed by Standard Federal Savings & Loan from 1975 to 1983, by Equitable Federal Savings from 1972 to 1974 and by Peat, Marwick, Mitchell & Company from 1968 to 1972.

  DAVID S. SANTEE. Mr. Santee has been a director of the Company since June 1997. Since 1994, he has served in various capacities with, and is currently a Divisional President of, Equity Residential Properties Trust ("Equity Properties"), a publicly traded real estate investment trust, where he is responsible for the operations of more than 115 properties. Before joining Equity Properties in 1994, Mr. Santee was Vice President of Summit Properties, another publicly traded real estate investment trust. From 1983 to 1992, Mr. Santee worked for R&B Realty Group in various capacities.

  STUART C. SIEGEL. Mr. Siegel has been a director of the Company since June 1997. For the past fifteen years he has served as Chairman of the Board of Directors and Chief Executive Officer of S & K Famous Brands, Inc., a menswear retailer.

EXECUTIVE OFFICERS OF THE COMPANY

  The Company's executive officers are elected by the Board and hold their offices at the pleasure of the Board. The identity of the current executive officers of the Company, excluding those executive officers who are also directors, as discussed in the section entitled "Current Directors of the Company" above, and certain biographical information are set forth below.

  NAME                   AGE                 OFFICE HELD                 OFFICER SINCE
  ----                   ---                 -----------                 -------------
Benny E. Anderson.......  35 Executive Vice President-Western Operations   June 1997
Joseph C. Porpiglia.....  51 Senior Vice-President-Furniture Operations    June 1997

  BENNY E. ANDERSON. Mr. Anderson has been employed by the Company and its subsidiaries since 1991. Since 1997 he has served as the Company's Executive Vice President of Western Operations. Before joining the Company, Mr. Anderson worked at Seychelles, Inc. as a controller from 1990 to 1991. He also worked as a controller from 1988 to 1990 at Trendmasters, Inc., a Los Angeles-based toy manufacturer.

  JOSEPH C. PORPIGLIA. Mr. Porpiglia has served as Senior Vice President of Furniture Operations for the Company and its subsidiaries since 1995. From 1989 to 1995, Mr. Porpiglia was a General Manager of CORT Business Services Corporation, a furniture rental company, where he most recently managed the furniture rental operations in Los Angeles and Washington.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board held four regular and four special meetings during the fiscal year ended December 31, 1998. During fiscal year 1998, each director attended at least 75% of the aggregate of (i) the total number of regular and special meetings of the Board held while such director was a member of the Board and
(ii) the total number of meetings held by all committees of the Board on which the director served.

  Standing committees of the Board include the Audit Committee and the Compensation Committee. The Company does not have a nominating committee or a committee that performs the functions of a nominating committee.

  The Audit Committee's principal responsibilities consist of (a) recommending the selection of independent accountants, (b) reviewing the scope and results of the audit conducted by such auditors and (c) reviewing the Company's internal accounting and audit procedures and financial reporting activities. The Audit Committee was formed in June 1997. During fiscal year 1998, the Audit Committee consisted of Messrs. Santee and Siegel. One meeting of the Audit Committee was held during fiscal year 1998.

  The Compensation Committee oversees and administers the compensation of the Company's executive officers and the Company's 1997 Incentive and Stock Option Plan (the "Company Option Plan"). During fiscal year 1998, the Compensation Committee consisted of Messrs. Santee and Siegel. One meeting of the Compensation Committee was held during fiscal year 1998.

               COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS' COMPENSATION

  Directors who are employees of the Company currently do not receive any compensation for their service as directors. The Company reimburses each director who is not an employee of the Company (the "Non-Employee Directors") for out-of-pocket expenses incurred to attend meetings. Currently the Company has two Non-Employee Directors: Messrs. David C. Santee and Stuart C. Siegel. Each of the Non-Employee Directors has been granted an option to purchase 10,000 Shares at $10.00 per share (the initial public offering price) under the Company Option Plan. Any Non-Employee Director first elected to the Board after August 27, 1997 (the initial public offering date) will be granted an option to purchase 10,000 shares. In addition, each Non-Employee Director will be granted an additional option to purchase 10,000 shares on the fourth anniversary of the initial grant if he or she is then still serving as a director. The exercise price of such additional option will be the market price of the Common Stock on the date of grant. Non-Employee Director options vest in 25% increments, starting on the date of grant and thereafter on each anniversary of such grant.

EXECUTIVE COMPENSATION--SUMMARY COMPENSATION TABLE

  The following table sets forth information for the Company's fiscal years ended December 31, 1998 and 1997 concerning the compensation of the Company's Chief Executive Officer and each of the four most highly compensated executive officers who were serving as executive officers at the end of the latest fiscal year.

                                                             LONG-TERM
                                                           COMPENSATION:      ALL OTHER
                                                        COMPENSATION SHARES  COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR  SALARY $    BONUS   UNDERLYING OPTIONS(1)   $ (2)(3)
---------------------------  ---- ---------- --------- --------------------- ------------
Gary R. Abrahams.........    1998 125,000.00       --            --                 0
 Chief Executive Officer     1997 100,000.00       --            --             1,026

Benny E. Anderson........    1998 125,000.00       --          8,000                0
 Executive Vice President    1997 100,000.00       --         12,000              570

Marc B. Kaplan...........    1998 125,000.00       --            --                 0
 Executive Vice              1997 100,000.00       --            --             1,026
 President, Chief
 Financial Officer,
 Treasurer

Robert W. Zaugg..........    1998 125,000.00       --            --                 0
 Executive Vice              1997 100,000.00       --            --             1,026
 President, Chief
 Operating Officer,
 Secretary

Joseph C. Porpiglia......    1998  84,972.99 36,760.58         5,000                0
 Senior Vice President       1997  82,240.00 27,430.00        29,000              817

--------
(1) Represents options granted pursuant to the Company Option Plan.
(2) Unless otherwise indicated, amounts disclosed in this column represent Company contributions under the Executive Amenities, Inc. 401(k) Profit Sharing Plan (the "401(k) Plan") to each of the named executive officers.
(3) As of December 31, 1998, the Company had not made any contributions under the 401(k) Plan to any of the named executive officers. However, the Company expects to make such contributions for fiscal year 1998 prior to the end of the first quarter of fiscal year 1999.

EMPLOYMENT CONTRACTS

  The Company currently does not have employment contracts with any of the named executive officers. It is anticipated that Messrs. Abrahams, Kaplan and Zaugg will enter into employment agreements following the Merger for a term of three years. Pursuant to such employment agreements, these officers will have annual base salaries of $175,000, bonuses of from 25 to 40 percent of base salary depending on performance, and stock option and deferred stock grants in accordance with Marriott's usual policies for executives of their level. In addition, each of these officers will receive a special grant of an option to acquire 50,000 shares of Marriott stock that will vest over seven years only if specified performance goals are attained but in any event will vest on the eighth anniversary of the date of grant. Also, the top three officers will be entitled to receive supplemental cash bonuses during the first three years of up to $150,000 per year if the performance goals are exceeded by specified amounts.

  Purchaser also plans to enter into employment agreements with certain other executive employees of the Company in order to secure their continued employment following the Merger.

                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

  The following table summarizes option grants under the Company Option Plan made by the Company to each of its executive officers named in the Summary Compensation Table above during fiscal year 1998.

                                                                                      POTENTIAL REALIZABLE VALUE
                           NUMBER OF                                                  AT ASSUMED ANNUAL RATES OF
                           SECURITIES                                                   STOCK APPRECIATION FOR
                           UNDERLYING    PERCENTAGE OF TOTAL  EXERCISE OR                   OPTION TERM (3)
                            OPTIONS      OPTIONS GRANTED TO   BASE PRICE  EXPIRATION ----------------------------
  NAME                   GRANTED (#)(1) EMPLOYEES IN 1998 (2)   ($/SH)       DATE                     10% ($)
  ----                   -------------- --------------------- ----------- ----------    5% ($)     --------------
Mr. Abrahams............         0               --               --                           --             --
Mr. Kaplan..............         0               --               --                           --             --
Mr. Zaugg...............         0               --               --                           --             --
Mr. Anderson............     8,000              5.17%            8.50      04/27/08      42,800.00     176,400.00
Mr. Porpiglia...........     5,000              3.23%            8.50      04/27/08      26,750.00     110,250.00

--------
(1) Each option represents the right to purchase one Share of Common Stock. The options vest in annual cumulative 25% installments over a period of three years beginning on the date of grant and continuing on each of the first three anniversaries from the grant date. Each option grant allows the individual to acquire Shares at a fixed price per share over a ten-year period of time.
(2) In 1998, the Company granted employees options to purchase an aggregate of 154,750 Shares.
(3) The compounding assumes a ten-year exercise period for all option grants. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the Company's future Common Stock prices. These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

                         FISCAL YEAR-END OPTION TABLE

  The following table sets forth certain information concerning options to purchase Common Stock exercisable by the executive officers named in the Summary Compensation Table above during fiscal year 1998 and the number and value of unexercised stock options held by such officers as of December 31, 1998.

             AGGREGATED VALUE OF OPTIONS HELD AT DECEMBER 31, 1998

                                                          VALUE OF UNEXERCISED
                                                              IN-THE MONEY
                   NUMBER OF UNEXERCISED OPTIONS             OPTIONS HELD AT
                     HELD AT DECEMBER 31, 1998            DECEMBER 31, 1998 (1)
                   ---------------------------------    -------------------------
  NAME              EXERCISABLE       UNEXERCISABLE     EXERCISABLE UNEXERCISABLE
  ----             --------------    ---------------    ----------- -------------
Mr. Abrahams......                0                  0  $        0   $        0
Mr. Kaplan........                0                  0           0            0
Mr. Zaugg.........                0                  0           0            0
Mr. Anderson......            8,000             12,000   27,000.00    45,000.00
Mr. Porpiglia.....           15,750             18,250   49,125.00    60,375.00

--------
(1) "Value" has been determined based on the difference between the last sale price of the Company's Common Stock as reported by the Nasdaq Market System on December 31, 1998 ($13.00) and the per share option exercise price, multiplied by the number of shares subject to the in-the-money options.

                             CERTAIN TRANSACTIONS

HEADQUARTERS AND WAREHOUSE LEASE

  In August 1993, the Company entered into a twenty-year lease with 7595 Rickenbacker LLC, which is owned in equal shares by Messrs. Abrahams, Kaplan and Zaugg, who are directors, executive officers and significant stockholders of the Company. Under the terms of the lease, the Company leases approximately 38,000 square feet at 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879, which is used as the Company's headquarters and primary warehouse facility, at a current rental rate of $21,772.81 per month. The rental rate is subject to annual increases based upon the consumer price index for the Washington D.C. metropolitan area. The Company must bear all maintenance and repair costs and pay utilities, property taxes and insurance for the premises. The Company believes that the terms of the lease, including the rental rate, are at least as favorable to the Company as those that could have been negotiated with an unaffiliated third party.

COMPANY LOAN GUARANTEE

  The Company has guaranteed a loan from a commercial bank to 7595 Rickenbacker LLC, which is owned by Messrs. Abrahams, Kaplan and Zaugg, the proceeds of which were used to construct the building at 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879 that is leased by the Company and used as its headquarters. On December 31, 1998, the outstanding balance on this loan was $909,294.76.

EXECUCLEAN, INC. AGREEMENT

  The Company has an unwritten agreement with Execuclean, Inc. ("Execuclean"), whereby Execuclean provides cleaning services to certain of the Company's apartment units. For the eleven months ended November 30, 1998, transactions between Execuclean and the Company and its subsidiaries resulted in bills to the Company of $145,000, or 40.72% of Execuclean's $356,081 revenues for such period. Execuclean is owned by Messrs. Abrahams, Kaplan and Zaugg.

RESTRICTIVE COVENANTS OF CERTAIN EXECUTIVE OFFICERS

  The Stockholder Agreement with the Senior Executives contains restrictive covenants, pursuant to which each of the Senior Executives agreed that, for a period of seven years from the date of the closing of the Stockholder Agreement (the "Restriction Period"), they will not carry on or participate in a business that competes (a "Competing Business") with a business conducted by Purchaser as of the date of the Stockholder Agreement (a "Purchaser Business") within 100 miles of a location at which Marriott or its affiliates is conducting Purchaser's Business. The Senior Executives also agreed not to, during the Restricted Period and without the written consent of Marriott, (a) solicit or offer employees of Marriott or its affiliates employment in any business, (b) solicit business for a Competing Business from any customer of a Purchaser Business, and (c) provide or arrange for or assist in the provision of services by a Competing Business to any customer of a Purchaser Business. The Senior Executives also agreed not to disclose confidential information of the Company to Competing Businesses. The Stockholder Agreement with Benny Anderson contains restrictive covenants similar to those contained in the Stockholder Agreement with the Senior Executives, except that the Restriction Period for Mr. Anderson begins on the date of his termination of employment with Purchaser and ends three years from such date.

                             SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1998, by each person who is known by the Company to own beneficially more than 5% of the Common Stock, each director, nominee and executive officer of the Company named in the Summary Compensation Table and all directors and executive officers of the Company as a group. Unless otherwise noted, the stockholders listed in the table have sole voting and investment powers with respect to the shares of Common Stock owned by them.

NAME AND ADDRESS OF                      NUMBER OF SHARES      PERCENTAGE OF
BENEFICIAL OWNER (1)                  BENEFICIALLY OWNED (2) OUTSTANDING SHARES
--------------------                  ---------------------- ------------------
Gary R. Abrahams....................       1,193,500(3)            14.48%
Marc B. Kaplan......................       1,189,250(3)            14.44
Robert W. Zaugg.....................       1,187,500(3)            14.42
Benny E. Anderson...................         165,500(3)             2.01
Joseph C. Porpiglia.................          15,750(3)               *
All executive officers and directors
 as a group (seven persons).........       3,761,500(3)            45.45

--------
 * Indicates ownership of less than 1% of the Company's Common Stock.
(1) The business address of the executive officers of the Company is 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879.
(2) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date hereof ("Currently Exercisable Options") are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person. Except as indicated by footnote, the Company believes that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the shares of Common Stock indicated.
(3) Includes 1,750 shares beneficially owned by Mr. Kaplan and includes the following shares that may be acquired within 60 days through the exercise of stock options: Mr. Abrahams, 6,000, pursuant to options owned by his spouse; Mr. Santee, 5,000; Mr. Siegel, 5,000; Mr. Anderson, 8,000; Mr. Porpiglia, 15,750; and all executive officers and directors as a group, 39,750.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers and persons who beneficially own more than 10% of the Company's Common Stock to file reports of holdings and transactions in the Company's equity securities with the Securities and Exchange Commission. Based solely on a review of the copies of such reports furnished to the Company, the Company believes that, with respect to 1998, all Section 16(a) filing requirements applicable to its executive officers and directors and greater than 10% beneficial owners were complied with respect to 1998, except that Benny Anderson did not file a Form 4 to report a sale of 30,000 Shares in 1998. Mr. Anderson has informed the Company that he will file a Form 5 to report such sale.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The Compensation Committee of the Board of Directors advises the Chief Executive Officer and the Board of Directors on matters of the Company's compensation philosophy and recommends salaries, incentives and other forms of compensation for directors, officers and other employees of the Company. The Compensation

Committee also is responsible for the administration of the Company Option Plan. This report reflects the Compensation Committee's executive officer compensation philosophy for the year ended December 31, 1997 as endorsed by the Board of Directors. The Compensation Committee has not yet prepared its report on executive officer compensation for the year ended December 31, 1998.

  GENERAL COMPENSATION POLICY. The Company is committed to attracting, hiring and retaining an experienced management team that can successfully develop the Company's services and penetrate target markets. The fundamental policy of the Compensation Committee is to provide the Company executive officers with competitive compensation opportunities based upon their contribution to the development and financial success of the Company and long-term stockholder interest as well as the officers' personal performance. It is the Compensation Committee objective to have a portion of each executive officer compensation contingent upon the Company performance as well as upon such executive officer's own level of performance. Beginning in 1998, the compensation package for each executive officer will be comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry; (ii) bonus contingent upon specific corporate and individual milestones; and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders. Through the end of 1997, the compensation package of each executive officer was primarily comprised of base salary.

  BASE SALARY. The base salary is established as a result of the Committee's analysis of each executive officer's individual performance during the prior year, the overall performance of the Company during the prior year and historical compensation levels within the executive officer group. The Committee believes executive salaries must be sufficient to attract and retain key individuals. Salaries are based on experience level and are intended to be competitive with median salaries paid to comparable executives in similar positions at other companies.

  LONG-TERM INCENTIVE COMPENSATION. Long-term incentives are provided through grants of stock options. The grants are designed to align the interest of each executive officer with those of the stockholders and provide each individual with an incentive to manage the Company from the perspective of an owner with an equity stake in the Company. Stock options are generally granted to executive officers at the time they are elected. In determining the number of shares subject to stock option grants, the Committee takes into consideration the job responsibilities, experience and contributions of the individual as well as the recommendations of the Chief Executive Officer. The stock options generally vest in 25% increments beginning on the date of grant and continuing on each of the first three anniversaries of the grant date. Each option grant allows the individual to acquire shares of the Company's Common Stock at a fixed price per share over a ten year period of time.

  CEO COMPENSATION. The Compensation Committee's determination of the Chief Executive Officer's salary, bonus and stock option grants follow the policies set forth above for all executives' compensation. The Committee seeks to establish a level of base salary competitive with that paid by companies within the industry which are of comparable size, and a bonus contingent upon the Company's performance and stock price appreciation.

  COMPLIANCE WITH INTERNAL REVENUE CODE SECTION 162(M). As a result of Section 162(m) of the Internal Revenue Code of 1986, as amended, the Company would not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any one year. This limitation will apply to all compensation paid to the covered executive officers which is not considered to be performance based. Compensation which does qualify as performance based compensation will not have to be taken into account for purposes of this limitation. The Committee believes that any option granted pursuant to the Plan will meet the requirements for qualifying as performance based.

  The Compensation Committee does not expect that the compensation to be paid to the Company's executive officers for the 1998 calendar year will exceed the $1 million limit per officer. Accordingly, the Committee believes that this section will not affect the tax deductions available to the Company.

                                          David S. Santee, and
                                          Stuart C. Siegel

                                          The Members of the Compensation
                                          Committee of the Board of Directors

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
 (a)(1)  Offer to Purchase, dated January 12, 1999*

 (a)(2)  Letter of Transmittal*

 (a)(3)  Press Release, dated January 6, 1999, issued by the Company

 (a)(4)  Opinion of A.G. Edwards & Sons, Inc. dated January 5, 1999*

 (a)(5)  Letter to Stockholders dated January 12, 1996 from Gary R. Abrahams,
         Chairman of the Board and Chief Executive Officer of the Company*

 (b)     None

 (c)(1)  Merger Agreement, dated as of January 6, 1999, among the Company,
         Purchaser and Marriott

 (c)(2)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and certain executive officers of the Company

 (c)(3)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and B. Andersen

 (c)(4)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and K. Regan

 (c)(5)  Stockholder Agreement, dated January 6, 1999, among Purchaser,
         Marriott and certain stockholders of the Company

 (c)(6) Form of Employment Agreements (included as part of exhibits (c)(2) and (c)(3))

--------
* Included in documents mailed to stockholders.